Exhibit 99.1

Borr Drilling Limited – Conditions for equity raise completed
Hamilton, Bermuda, 28 January 2022

Reference is made to Borr Drilling Limited's (the "Company") (NYSE and OSE: “BORR”) announcement 28 December 2021 relating to the subscription and allocation of a total of 13,333,333 new depository receipts (the "Offer Shares"), at a price of $2.25, raising gross proceeds of $30 million (the “Equity Offering”) related to refinancing and deferring a combined $1.4 billion debt maturities and delivery instalments from 2023 to 2025 with its shipyards.

The Company has today met all the remaining conditions listed in its announcement on 28 December 2021 for the Equity Offering. The completion of the agreements with the yards are subject to customary closing conditions and completion of documentation.

The settlement of the Offer Shares is expected to be completed on 31 January 2022. The Offer Shares will be listed on the Oslo Stock Exchange (“OSE”) upon delivery. No Offer Shares will be offered or sold in transactions on the NYSE.

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expect”, “will” and similar expressions and include statements relating to the consents obtained from creditors including the conditions to such consents, and statements relating to the Equity Offering, conditions relating to completion of the offering and expected timing of closing of the offering. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to meeting the conditions for and completing the Equity Offering, risks relating to the consents obtained and meeting the conditions for such consents, the outcome of the discussions with creditors, and whether agreements will be reached by the dates mentioned herein or at all and the terms of any such agreements and other factors described in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This announcement does not constitute an offer to buy, sell or subscribe for any securities described herein. The Equity Offering has not been and will not be registered under the Securities Act of 1933 and the Offer Shares may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.